U.S. Securities and Exchange Commission                         March 27, 2017
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4628
Attn.: Cecilia Blye, Office of Global Security Risk

RE:     McCormick & Company, Incorporated
Form 10-K for Fiscal Year Ended November 30, 2016
Filed January 25, 2017
File No.: 1-14920

Dear Ms. Blye:
In your letter dated March 23, 2017 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for Fiscal Year ended November 30, 2016 within ten business days or advise you when we would provide a response.

During our telephone conversation with Pradip Bhaumik on March 24, 2017, we advised that we would likely need additional time to gather the information to respond to the comment letter. Accordingly, we respectfully request an extension until Thursday, April 20, 2017, to file our response to the Staff Comment Letter.

Thank you for your consideration of our request. If you have any questions or comments regarding the foregoing, please telephone me at (410) 771-7830.

Sincerely,

/s/ Jeffery Schwartz
Jeffery Schwartz
Vice President, General Counsel & Secretary

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